CONFIDENTIAL

August 18, 2011

VIA EDGAR

Mr. W. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and

  Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	PulteGroup, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 10, 2011

Response Letter Dated July 8, 2011

File No. 1-09804

Dear Mr. Cash:

The following is our response to your comment letter dated August 1, 2011 relating to the above referenced filing of PulteGroup, Inc. filed with the United States Securities and Exchange Commission (“SEC”). For ease of review, we have reproduced the Staff’s comments below in bold and our replies follow in a lighter font.

We would welcome the opportunity to discuss any questions you may have regarding this response at your convenience.

Very truly yours,

/s/ Robert T. O’Shaughnessy

Robert T. O’Shaughnessy

Executive Vice President and Chief Financial Officer

PulteGroup, Inc.

100 Bloomfield Hills Parkway, Suite 300

Bloomfield Hills, Michigan 48304-2950

248-647-2750    248-433-4598 (Fax)

PulteGroup, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

1.	We appreciate the information that you have provided to us in response to our concerns about your segment reporting. We note the following about this information:

•	On page four of your letter dated May 19, 2011, you tell us that your CEO is your CODM

•	In consultation with the CEO, each Area is provided with an invested capital target, which is used to determine the allocation of capital to the Divisions within that Area.

•	The Area capital allocations targets are reviewed by the CEO quarterly in order to monitor the Area’s progress with respect to its’ invested capital target.

•	All acquisitions and sales of land parcels exist under a formal process of approval by the corporate office. Please tell us whether this requires the CEO approval.

•	We note that the reporting package contains discrete financial information at the Company, Homebuilding, Area, Division and Community level.

Please note our view. If information is provided to the CODM, it is presumed that he uses such information. Further, after review of such information, it appears to us that the level of detail is in fact quite normal and appropriate for a CEO and anything less may imply a weakness of internal control.

In your letter, you note that ASC 280 stipulates that the segments are evident from the structure of the public entity. We agree. However, it appears to us that your communities, or at a minimum, your Divisions, are your operating segments and any aggregation of them is required to be consistent with the objectives of the guidance.

In your letter to us on June 19, 2006 you told us that your CODM consisted of three individuals, the Chief Executive Officer (CEO), the Chief Operating Officer (COO) and the Chief Financial Officer (CFO). In your letter dated May 19, 2011, you told us that the CODM is the Chief Executive Officer. Please tell us on what date this change was made. Explain to us how the reporting and decision functions changed. Please be very specific in your response, so that we may understand how the COO and CFO, were no longer able to be part of the CODM group. Provide us with contemporaneous information to support the date of change.

To clarify our previous responses, the Company’s formal process for the corporate office approving all acquisitions and sales of land parcels does not require the formal approval by the CEO for each such transaction.

Regarding the change in the CODM, the CEO assumed more direct responsibility for the Company’s homebuilding operations with the elimination of the COO position in August 2010 (see Form 8-K filed August 12, 2010). Under the revised structure, the Area Presidents report directly to the CEO along with certain other positions that previously reported to the COO. In conjunction with these changes, the CODM changed to the CEO because the CEO has the ultimate responsibility “to allocate resources to and assess the performance of” (ASC 280-10-50-5) the Company’s operations.

PulteGroup, Inc.

Regarding the determination of operating segments, ASC 280-10-50-1 states:

“b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.” (emphasis added)

We respectfully submit that the CEO assesses performance and allocates resources for our Homebuilding operations at the Area level. A variety of information, including the information we submitted, is used to assess the performance of the Areas and determine each Area’s invested capital targets. The Area presidents are in turn responsible for assessing performance and allocating capital within their respective Areas. We would also like to highlight that the Division presidents do not meet the definition of a segment manager, which ASC 280-10-50-7 describes as one that is “directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment”. In our organization, these criteria accurately describe our Area presidents.

We continue to believe that our Areas represent our operating segments. In the event that you were to conclude that our Divisions represent our operating segments, we believe that the most appropriate aggregation of our Divisions would be in accordance with our Area structure in order to align with our internal organizational structure. This allows investors to see our Homebuilding operations from management’s vantage point. Presenting our Homebuilding operations in an alternative format would be inconsistent with how our operating results are reviewed and evaluated internally. Accordingly, whether our Areas or our Divisions are deemed to be the operating segments for our Homebuilding operations, we believe that our presentation of reportable segments is consistent with the objectives of ASC 280.

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